05059616

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-07107

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOUISIANA-PACIFIC
SALARIED 401(k) AND
PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOUISIANA-PACIFIC CORPORATION
414 Union Street, Suite 2000
Nashville, Tennessee 37219

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

Index to Financial Statements and Schedules

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Exhibit 23 – Consent of Independent Auditors

Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan

Financial Statements as of and for the Years Ended December 31, 2004 and 2003, Supplemental Schedule as of December 31, 2004, and Report of Independent Registered Public Accounting Firm

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

TABLE OF CONTENTS

NOTE: Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Louisiana-Pacific Retirement Plans:

We have audited the accompanying statements of net assets available for benefits of the Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic 2004 financial statements and, in our opinion, is fairly stated, in all material respects, when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 24, 2005

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2004 AND 2003

	2004	2003
ASSETS:		
Cash	$ 26,813	$ 236,351
Investments—at fair value:		
Money market account	-	27,656,169
Common trust fund	22,782,596	-
Louisiana-Pacific Corporation common stock	30,320,478	31,377,058
Mutual funds	75,496,062	58,018,495
Total investments	128,599,136	117,051,722
Contribution receivable	1,310,780	2,269,114
Total assets	129,936,729	119,557,187
LIABILITIES—Administrative expenses payable	46,860	4,848
NET ASSETS AVAILABLE FOR BENEFITS	$129,889,869	$119,552,339

See notes to financial statements.

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
ADDITIONS:		
Investment income:		
Dividend income	$ 3,670,065	$ 802,653
Interest income	-	214,899
Net appreciation in fair value of investments (includes realized gains and losses)	19,483,933	31,572,786
Total investment income	23,153,998	32,590,338
Employer contributions	3,663,948	4,571,959
Employee contributions	5,869,208	5,263,509
Total additions	32,687,154	42,425,806
DEDUCTIONS:		
Administrative expenses	206,039	110,650
Distributions to participants	22,143,585	15,300,504
Total deductions	22,349,624	15,411,154
NET INCREASE	10,337,530	27,014,652
NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	119,552,339	92,537,687
NET ASSETS AVAILABLE FOR BENEFITS—End of year	$ 129,889,869	$ 119,552,339

See notes to financial statements.

1. DESCRIPTION OF PLAN

The following description of the Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for detailed information.

General—The Plan is a defined contribution and profit sharing plan covering all salaried employees of Louisiana-Pacific Corporation (the "Plan Sponsor" or "LP"), except those members of a collective bargaining unit and temporary, leased, and nonresident aliens who receive no U.S. income. The Plan is designed to comply with applicable provisions of the Internal Revenue Code (the "Code") and the Employee Retirement Income Security Act of 1974 ("ERISA"). Any employee noted above may become a participant immediately upon hire. The Plan is administered by an administrative committee (the "Plan Administrator"), comprised of three members appointed by LP.

Contributions—Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by LP, (iii) discretionary profit sharing contributions made by LP, and (iv) new participant rollovers from other qualified plans.

Each participant may authorize LP to contribute into the Plan on a pretax basis from 1% to 50% of eligible compensation. The contribution is subject to a maximum of $13,000 and $12,000 for 2004 and 2003, respectively. Participants over 50 years of age may contribute an additional $3,000 and $2,000 for 2004 and 2003, respectively, under certain circumstances.

LP matches participant contributions at 100% of the first 3% and 25% of the next 2% of eligible compensation. LP may also make a discretionary profit sharing contribution. In 2004 and 2003, LP made a discretionary profit sharing contribution of 3% of eligible compensation. Participants may direct the investment of their contributions and the employer contributions. Participants must be employed on the last day of the Plan year to receive profit sharing contributions.

Vesting of Benefits—Participants are immediately 100% vested in their own contributions.

A participant shall become fully vested in employer contributions to the Plan upon the first of the following events to occur while employed by LP:

- Completion of five years of service (three years of service for the matching account of a participant with an hour of service on or after October 1, 2001)

- Death

- Attainment of age 65 (age 60 for the amounts transferred from the Employee Share Ownership Trust ("ESOT") – see below)

- Termination due to a plant closure, plant sale, or position elimination as a result of the divestiture plan announced in 2002.

Distributions of Benefits—Participants become eligible upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65
- Death of the participant
- Termination of employment.

If the participant has an account balance less than $5,000 in the Plan, distribution to a participant or beneficiary will be made in one lump-sum distribution. Installment payments or partial distributions are not permitted. If account balance is more than $5,000, participants can elect to take their balance in one lump-sum distribution or they may elect installment payments or a partial distribution.

Loans to Participants—Loans to participants are not permitted under the plan.

Hardship Withdrawals—No amounts may be withdrawn from a salary deferral account before a participant terminates employment with LP or attains the age of 59-1/2, except by reason of financial hardship.

Forfeitures—Plan funds forfeited by participants who terminated employment before they were vested may be used to pay Plan expenses or be used to offset the amount LP would have otherwise contributed to the Plan. In 2004 and 2003, the amounts forfeited were $1,122,030 and $113,961, respectively.

Employer Allocated Investments—Beginning in 2000, participants were entitled to transfer a portion of their employer allocated investment holdings (ESOT contributions) annually to the Plan's other participant-directed investment options. All remaining ESOT investment holdings were transferred to participant-directed investments in 2002.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Financial Instruments and Income Recognition—The carrying amounts of cash and money market funds, the contribution receivable, and loans approximate fair value due to the short-term maturity of the instruments.

The Plan's investments in common trust funds are valued based on the fair values of the underlying investments, which are based on quoted market prices.

The Plan's investments in mutual funds and LP common stock are valued at fair value, which is determined by quoted market prices.

Dividend income is recorded on the ex-dividend date. Interest is recorded when earned. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from sales of investments are recorded on the average cost method.

Benefit Payments—Benefit payments are recorded when disbursed.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. PLAN TERMINATION

LP reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, participants will become fully vested and the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan's terms and the Code. Upon termination of the Plan, the Plan Administrator shall pay all liabilities and expenses of the Plan.

4. ADMINISTRATION OF PLAN ASSETS

As of December 31, 2004 and 2003, the assets of the Plan are managed by the T. Rowe Price Trust Company and the Charles Schwab Trust Company (the "Trustees"), respectively, who invest cash received, dividends and interest income, and make distributions to participants.

Certain administrative functions are performed by officers or employees of LP or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses are paid by the Plan. Administrative expenses that are not permitted to be paid by the Plan are paid by LP.

5. INVESTMENTS

The following assets held by the Plan represent 5% or more of the Plan's net assets available for benefits at December 31:

	2004	2003
T. Rowe Price Stable Value Fund	$22,782,596	N/A
PIMCO Total Return Fund	7,480,058	$ 8,561,808
T. Rowe Price Balanced Fund	8,265,086	N/A
T. Rowe Price Equity Index 500 Fund	11,378,015	N/A
T. Rowe Price Growth Stock Fund	12,007,691	N/A
T. Rowe Price Mid-cap Value Fund	7,422,373	N/A
Louisiana-Pacific Corporation common stock	30,320,478	31,377,058
Charles Schwab Institutional Advantage Money Fund	N/A	27,656,169
Charles Schwab S&P 500 Investors Shares	N/A	11,603,925
JP Morgan Institutional Diversified Fund	N/A	8,300,541
Montag & Caldwell Growth Fund	N/A	8,901,557

N/A indicates investment did not exceed 5% of the Plan's net assets available for benefits in that year.

6. RELATED PARTY TRANSACTIONS

As of December 31, 2004, certain Plan investments are shares of common trust funds and mutual funds managed by T. Rowe Price Investment Management, Inc. T. Rowe Price Trust Company, an affiliate of T. Rowe Price Investment Management, Inc., is the trustee as defined by the Plan, and, therefore, the transactions related to these investments are classified as "party-in-interest" transactions.

As of December 31, 2003, certain Plan investments are shares of money market funds and mutual funds managed by Charles Schwab Investment Management, Inc. Charles Schwab Trust Company, an affiliate of Charles Schwab Investment Management, Inc., is the trustee as defined by the Plan, and, therefore, the transactions related to these investments are classified as "party-in-interest" transactions.

Plan investments also include shares of LP common stock. LP is the Plan Sponsor, as defined by the Plan and, therefore, the transactions related to the LP common stock are classified as "party-in-interest" transactions.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated February 13, 2002, that the plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since the application for the determination letter was filed. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code; therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

8. NET CHANGE IN FAIR VALUE BY INVESTMENT TYPE

The Plan's investments, including gains and losses on investments bought, sold, and held during the year, appreciated in value as follows for the years ended December 31:

	2004	2003
Investments—at fair value:		
Mutual funds	$ 5,577,031	$ 8,639,377
Common stocks	13,906,902	22,933,409
Net change in fair value	$ 19,483,933	$ 31,572,786

9. CONCENTRATION OF RISK

The Plan invests in various securities, including money market accounts, mutual funds, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

* * * * * *

SUPPLEMENTAL SCHEDULE

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

SCHEDULE H, PART IV, LINE 4i—
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2004

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Number of Shares	(e) Cost	Current Value
*	T. Rowe Price Stable Value Fund	Common Trust Fund	22,782,596	(1)	$ 22,782,596
	Batterymarch Small Cap Equity Fund	Mutual Fund	541,396	(1)	6,448,026
	Julius Baer International Equity	Mutual Fund	135,521	(1)	4,283,816
	Pimco Total Return Fund Institutional Class	Mutual Fund	701,036	(1)	7,480,058
*	T. Rowe Price Balanced Fund	Mutual Fund	419,548	(1)	8,265,086
*	T. Rowe Price Equity Income Fund	Mutual Fund	63,047	(1)	1,676,410
*	T. Rowe Price Equity Index 500 Fund	Mutual Fund	349,448	(1)	11,378,015
*	T. Rowe Price Growth Stock Fund	Mutual Fund	450,232	(1)	12,007,691
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	32,080	(1)	1,600,150
*	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	322,852	(1)	7,422,373
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	316,412	(1)	4,442,424
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	388,182	(1)	5,780,024
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	165,369	(1)	2,563,226
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	39,839	(1)	620,296
*	T. Rowe Price Retirement Income Fund	Mutual Fund	124,671	(1)	1,528,467
*	Louisiana-Pacific Corporation	Common Stock	1,133,900	(1)	30,320,478
					$ 128,599,136

* Party-in-interest

(1) Cost is not required, as investments are participant-directed

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LOUISIANA-PACIFIC SALARIED 401(k) AND
PROFIT SHARING PLAN
(Name of Plan)

By: Administrative Committee

By: [signature]
Russell S. Pattee, Member

Dated: June 27, 2005

Deloitte.

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-110243 of Louisiana-Pacific Corporation on Form S-8 of our report dated June 24, 2005, appearing in the Annual Report on Form 11-K of Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan for the year ended December 31, 2004.

Deloitte & Touche LLP

Portland, Oregon
June 24, 2005